Mail Stop 4561

January 23, 2009

Mr. Peter G. Walsh
Executive Vice President, Chief Financial Officer and Treasurer
FactSet Research Systems Inc.
601 Merritt 7
Norwalk, CT 06851

> **Re: FactSet Research Systems Inc.**
> **Form 10-K for the Fiscal Year ended August 31, 2008**
> **Filed October 30, 2008**
> **Form 10-Q for the Quarterly Period ended November 30, 2008**
> **Filed January 9, 2009**
> **Form 8-K filed on December 16, 2008**
> **File No. 001-11869**

Dear Mr. Walsh:

We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended August 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Mr. Peter G. Walsh
FactSet Research Systems Inc.
January 23, 2009
Page 2

<u>Revenues by Geographic Region, page 18</u>

1.   We note that you are organized into three reportable segments: U.S., Europe and
      Asia Pacific. Your disclosures on page 18 provide a discussion of revenues by
      geographic region; however, we note that you do not provide a discussion of
      operating expenses and margins by reportable segment. Please tell us how you
      considered providing a discussion of segment profitability. See FRR 501.06.a and
      Item 303(a) of Regulation S-K.

<u>Use of non-GAAP Financial Measures, page 21</u>

2.   We note your disclosure of non-GAAP operating margin, non-GAAP effective
      tax rates and the percentage changes in non-GAAP net income and non-GAAP
      diluted earnings per share. Please tell us how your current disclosures comply
      with Item 10 of Regulation S-K and Question 8 of the Division of Corporation
      Finance's Frequently Asked Questions Regarding the Use of Non-GAAP
      Financial Measures. Similar concerns apply to your disclosure of the non-GAAP
      effective tax rate on page 25 of your Form 10-Q for the fiscal quarter ended
      November 30, 2008.

<u>Item 8. Financial Statements and Supplementary Data</u>

<u>Management's Report on Internal Control Over Financial Reporting, page 34</u>

3.   Your management report on internal control over financial reporting should
      contain a statement that your registered public accounting firm that audited the
      financial statements included in the annual report containing the disclosure
      required by Item 308(a) of Regulation S-K has issued an attestation report on your
      internal control over financial reporting. See Item 308(a)(4) of Regulation S-K
      and revise your disclosures in future filings.

<u>Notes to Consolidated Financial Statements</u>

<u>Note 3. Business Combinations, page 47</u>

4.   We note that you acquired a copy of the Thomson Fundamentals Database and
      certain related assets. Please explain to us how you concluded that you acquired a
      business. Address the criteria in EITF 98-3 to support your conclusion. Refer to
      paragraph 9 and footnote 4 of SFAS 141.

Form 8-K filed on December 16, 2008

5.   We note your discussion of "free cash flow", a non-GAAP measure, in your earnings release. Please tell us how you considered the disclosures required by Regulation G and Item 10(e)(1)(i) of Regulation S-K.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filings, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739, Christine Davis, Assistant Chief Accountant, at (202) 551-3408, or me at (202) 551-3730 if you have questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief